SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Ruben, Robert L. (Last) (First) (Middle) 6 Willow Tree Court (Street) Rockville, MD 20850 (City) (State) (Zip) United States	2. Issuer Name and Ticker or Trading Symbol MTR Gaming Group, Inc. MNTG 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President/Assistant Secretary
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/24/2001	G (1) |	600 | D |		D
Common Stock	12/21/2001	G (2) |	500 | D |		D
Common Stock	12/21/2001	G (3) |	400 | D |		D
Common Stock	12/21/2001	G (4) |	1,000 | D |	163,728	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Ruben, Robert L. - December 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
1992 Employee Stock Option Plan	$2.0000				02/24/1999 | 02/23/2004	Common Stock - 150,000		150,000	D
1998 Employee Stock Option Plan	$2.1563				01/27/1998 | 01/26/2003	Common Stock - 200,000		200,000	D
2000 Stock Incentive Plan	$2.5000				03/13/2000 | 03/12/2010	Common Stock - 150,000		150,000	D
Stock Purchase Option	$1.3438				09/19/1997 | 09/18/2002	Common Stock - 150,000		150,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 01-09-2002 ** Signature of Reporting Person Date Robert L. Ruben Page 2 SEC 1474 (3-99)

Ruben, Robert L. - December 2001
Form 4 (continued)
FOOTNOTE Descriptions for MTR Gaming Group, Inc. MNTG

Form 4 - December 2001

Robert L. Ruben
6 Willow Tree Court

Rockville, MD 20850
Explanation of responses:

 (1)   Gift of 600 shares to Center for Discovery
(2)   Gift of 500 shares to Mt. Lebanon Baptist Church
(3)   Gift of 400 shares to ML4 Foundation
(4)   Gift of 1,000 shares to Jewish Federation of Greater Washington

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